NYSE
AN ICE EXCHANGE

October 11, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of TAILWIND ACQUISITION CORP., under the Exchange Act of 1934:

- Units, each consisting of one share of Class A Common Stock, $0.0001 par value, and one-half of one redeemable warrant

- Class A Common Stock included as part of the units

- Redeemable Warrants included as part of the units, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com